                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM 12b-25

                          Notification of Late Filing

                                    Commission File Number      0-16665


(Check One)
[X] Form 10-K and Form 10-KSB   [X] Form 11-K
[ ] Form 20-F   [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

     For period ended     December 31, 2000
                          -----------------

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

     For the transition period ended N/A
                                     ----------------------------------------

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
FORM 10-KSB for Fullcomm, Inc.
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                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant    Fullcomm, Inc.


     Former name if applicable Fullcomm Technologies, Inc.
                               ----------------------------------------------

     Address of principal executive office 110 W. Franklin Avenue,
                                           ----------------------------------

     City, State and Zip Code    Pennington, NJ 08534
                                 --------------------------------------------

                                    PART II
                             RULE 12b-25(b) and (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

       [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Board of Directors of the Registrant, on April 19, 2000, (i) appointed Goldstein, Golub, Kessler as independent auditor effective immediately and (ii) accepted the resignation of Thomas P. Monahan, CPA, who had served as the Registrant's independent auditor since its inception.

     For the two fiscal years ended December 31, 1998 and 1999, and the subsequent interim period through March 31, 2000, and to the date of our former accountant's resignation on April 19, 2000, (i) there were no disagreements with Mr. Monahan on any matter of accounting principles or practices, financial statement disclosure, or auditing scope, or procedures, which disagreements, if not resolved to his satisfaction, would have caused him to issue an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, auditing scope, or accounting principles, and (iii) there was no adverse opinion or disclaimer of opinion contained in any of Mr. Monahan's reports for financial statements for such periods.

     There was no consultation by the Registrant with Goldstein, Golub, Kessler as to (i) the application of accounting principles, or (ii) the type of audit opinion that might be rendered in the Registrant's financial statements prior to their appointment.

     The Board of Directors of the Registrant, on February 16, 2001, appointed Thomas C. Monahan, CPA, as independent auditor effective immediately and gave written notice of the termination of their services to Goldstein, Golub, Kessler by mail (Exhibit "F-1").

     Mr. Steven Mayer of Goldstein, Golub, Kessler finally returned the telephone inquiries of Registrant's counsel of February 28, 2001, and informed Registrant's counsel that he knew his firm's services had been terminated and it had not resigned, so it would not be releasing a letter regarding accounting practices or disagreements as to accounting principles until the outstanding balance of $3,000, for preparation of the financials for the Registrant's 9/30/2000 10-Q had been received.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Adam S. Gottbetter, Esq.           (212)            983-6900
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                                    (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                    [X] Yes          [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [ ] Yes          [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.


                                 Fullcomm, Inc.
------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.

Date: March 29, 2001                          By: /s/ Brendan Elliott
                                                  ---------------------------
                                                  Brendan Elliott

ACCOUNTANT'S STATEMENT
----------------------

Thomas F. Monahan
Certified Public Accountant
208 Lexington Avenue
Paterson, NJ 07502



Securities & Exchange Commission
Washington, DC 20549



                                        March 29, 2001

        Re:  Fullcomm, Inc. (the "Company")

Dear Sirs:

        On February 16, 2001, we were retained as the Company's independent auditor for the fiscal year ended December 31, 2000. During the period subsequent to our retention, we have been provided with documentation and information needed by us to prepare and complete the audit. At our request, this documentation has been supplemented from time to time with additional documentation and information. As might be expected, the audit is taking us more time to complete than an audit prepared for a client with whom we have had an ongoing relationship. Due to the circumstances discussed above, the audit will not be completed prior to April 2, 2001, the due date for the Company's Form 10K-SB. We do expect, however, that the audit will be completed in sufficient time for the Company to file its Form 10K-SB for fiscal year ended December 31, 2000 within the fifteen calendar day extension period granted to the Company pursuant to Rule 12b-25.

                                        Very truly yours,

                                        /s/ Thomas Monahan
                                        -----------------------------
                                        Thomas Monahan, CPA

               [LETTERHEAD OF KAPLAN GOTTBETTER & LEVENSON, LLP]



Securities and Exchange Commission
Washington, D.C.

                Re:  FULLCOMM, Inc.

Ladies and Gentlemen:

        Please find attached to this letter (a part of Exhibit F-19) the documents referred to in the following paragraph, which language is an amendment to the Form 12b-25 being filed herewith:

        "The Registrant's law firm, Kaplan, Gottbetter & Levenson, LLP, through its Associate, Jence L. Thomas, Esq., contacted National Media Technologies, New York, NY, via telephone, e-mail, and facsimile, on Friday, March 30, 2001, to file this document via EDGAR that day. Ms. Thomas was informed on Wednesday evening, April 4, 2001, that National Media Technologies had not made the filings because it had not completed any successful attempts to reach the Registrant or its attorneys, despite numerous claimed attempts (see Exhibit F-19), even though Ms. Thomas had identified her firm and herself on the confirmed fax cover sheet (attached to Exhibit F-19) and National Media Technologies admitted, on April 5, 2001, that it had received page 3 of this Form 12b-25, the second document attached to the referenced fax cover sheet (also attached to Exhibit F-19), which specifically instructs, in Part IV(1), that the contact is Adam Gottbetter at (212) 983-6900. Ms. Thomas protested in writing to National Media Technologies on Wednesday evening and arranged for the filings to be made by another service, R.R. Donnelley & Sons, on Thursday morning. Registrant has made this filing as soon as possible after learning that the service it had chosen, although the document had been successfully EDGARized, had not completed the filing, and, therefore, Registrant should not be penalized as a result."

        Thank you for your courteous consideration of this unfortunate circumstance.

                                        Sincerely,

                                        /s/ Jence L. Thomas

                                        Jence L. Thomas
JLT/sf

Jence L. Thomas
--------------------------------------------------------------------------------
From:     Min Jung [MJung@natlmedia.com]
Sent:     Thursday, April 05, 2001 10:34 AM
To:       'jlt@kgllaw.com'
Subject:  FullComm (NT-10-K, 8-K)


Jance Thomas,

I would like to apologize for the miscommunication concerning the late filing of Fullcomm, Inc.'s Form 12b-25 and Form 8-K.

Our goal at NMT is to work closely with our clients and guide them step by step through the filing process.

It is standard practice for our customer service representatives to "test" file all jobs in preparation for their filing deadlines and to fax an "Authorization" form that will allow our client to sign and release their filings for transmission to the SEC. Our goal is to be proactive in this regard, prompting and reminding clients that their filings must be released in time to meet their deadlines. We cannot "live" file any job without this written consent.

Your project was successfully EDGARized and a proof distribution was faxed to the attention of Wayne H. Lee at Fullcomm's fax number (609) 730-9994 on Friday March 30, 2001. Because there was no evidence that direct us to send our EDGAR Proofs to you, we sent our proofs directly to Mr. Wayne H. Lee at Fullcomm. Unfortunately the authorization to file these projects was never received from you or your client. Our customer service representatives were unsuccessful in communicating the need for you or your company to authorize us to execute the filing.

We regret this miscommunication and are determined that in the future, we will avoid these situations.

Sincerely,

Min Jung
VP of Document Services

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TRANSMISSION OK

TX/RX NO                                4546
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                       KAPLAN GOTTBETTER & LEVENSON, LLP
                               Attorneys at Law
                               630 Third Avenue
                           New York, New York 10017
                           Telephone: (212) 983-6900
                           Facsimile: (212) 983-9210
                             Email: KGL@KGLLAW.COM

                       FACSIMILE TRANSMITTAL COVER SHEET
                       ---------------------------------

DATE:   3/30/01

TO:     Lawrence

COMPANY: National Media Technologies

FACSIMILE NO:  (212) 732-0588

FROM: Jence L. Thomas

PAGES:  12         (INCLUDING THIS COVER SHEET)

--------------------------------------------------------------------------------
MESSAGE:
         First seven (7) pages are
         Form 8-K-- Change of Accountant
         Last four (4) pages are
         Form 12b 25--Extension to File 10-KSB